SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tribune Publishing Company

NAME OF PERSON RELYING ON EXEMPTION: Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

VOTE NO ON THE ELECTION OF DIRECTORS MINNETIAN AND NEEDLEMAN TO THE BOARD OF TRIBUNE PUBLISHING COMPANY

May 4, 2020

Dear Tribune Publishing Company shareholder:

You recently received a proxy statement for the Tribune Publishing Company Annual Meeting of Stockholders to be held on May 21, 2020. Hedge fund Alden Global Capital is the largest shareholder of Tribune Publishing, and The NewsGuild-CWA is alarmed by and concerned about its influence on the Company. Alden’s two hand-picked Board members, Christopher Minnetian and Dana Goldsmith Needleman, lack satisfactory public board experience and have problematic track records. Further, the relationship of Mr. Minnetian and Ms. Needleman to Alden raises questions about their independence and whether they will put the interests of Alden ahead of other shareholders, not to mention readers.

We urge shareholders to VOTE NO on the election of Board members Needleman and Minnetian.

1. Mr. Minnetian and Ms. Needleman lack satisfactory public company board experience

The Compensation, Nominating, and Corporate Governance Committee of Tribune Publishing Company’s board of directors considers a number of qualifications for nominees, including core business skills as well as operating and management experience.

Both Mr. Minnetian and Ms. Needleman lack satisfactory public company board experience.

Mr. Minnetian, a former managing director with private equity firm Ripplewood Holdings, served as the Chairman of the Board of food company Hostess Brands in 2012.1 During his tenure, Hostess filed for bankruptcy and laid off more than 18,000 workers.2

Ms. Needleman was appointed as a director at pharmacy company Fred’s Inc. in May 2018.3 Just over a year later, in September 2019, Fred’s filed for Chapter 11 bankruptcy and closed all of its stores, laying off more than 6,500 employees.4 According to the Gannett Company, she is a family friend of Alden’s

1 “Amended Motion of Debtors and Debtors in Possession,” In Hostess Brands et al., U.S. Bankruptcy Court, Southern District of New York, Case 12-22052, March 9,  2012: http://www.kccllc.net/documents/1222052/1222052120309000000000018.pdf 2 Jacqueline Palank, “Hostess Sends Layoff Notices to All Workers,” The Wall Street Journal, May 7, 2012: https://blogs.wsj.com/bankruptcy/2012/05/07/hostess-sends-layoff-notices-to-all-workers/

 3 “Fred’s, Inc. Announces Appointment of Dana Goldsmith Needleman and Thomas Zacharias to its Board of Directors,” Press release, May 22, 2018: https://www.globenewswire.com/news-release/2018/05/22/1510431/0/en/Fred-s-Inc-Announces-Appointment-of-Dana-Goldsmith-Needleman-and-Thomas-Zacharias-to-its-Board-of-Directors.html

4 SEC Form 10-K, Fred’s Inc., May 5, 2019: https://www.sec.gov/Archives/edgar/data/724571/000156459019015740/fred-10k_20190202.htm. Aisha Al-

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

resident, Heath Freeman, and her spouse has represented Alden in real estate dealings.5 She has also made a considerable donation to an organization at her alma mater whose advisory board Mr. Freeman, Alden’s president, chaired.6

2. Mr. Minnetian and Ms. Needleman have served on boards for Alden Global Capital, which raise questions as to whether it and their interests are aligned with those of Tribune Publishing.

Mr. Minnetian and Ms. Needleman were added hastily to the Tribune Publishing Company Board last year at the recommendation of Alden Global Capital, a New York hedge fund that is now the largest Tribune Publishing shareholder. Alden’s actions at MediaNews Group, another major newspaper publisher, as well as at retail companies Payless Holdings and Fred’s Inc., raise questions about whether the interests of Alden, Mr. Minnetian, and Ms. Needleman are aligned with other Tribune Publishing shareholders, employees, and customers.

Alden has taken unorthodox actions at MediaNews Group (MNG) that should be of particular concern to the Tribune Publishing board and shareholders. As a board member of MNG, Mr. Minnetian bears considerable responsibility for and should answer for such actions as the investment of MNG pension monies into Alden funds, the extraction of cash out of the news operations of MNG to fund outside activities, and the opaque disposal of MNG real estate.7

Ms. Needleman, in serving on the board of Fred’s Inc., bears responsibility and should answer for actions taken by Fred’s in the lead-up to and following its June 2019 bankruptcy filing and liquidation. Investment of MediaNews Group employees’ pension funds in Alden funds Beginning in 2013, Alden-controlled MediaNews Group invested nearly $250 million of several MNG pension funds in investment funds managed by Alden Global Capital.8

Between 2013 and 2018, the San Jose Mercury News Retirement Plan, three pension funds for Denver Post employees, and the MediaNews Group Defined Benefit Plan for Certain Employees all invested in multiple Alden Global Capital managed funds, including Alden Global CRE Opportunities Fund and the AGBPI Fund.9 In 2015, for example, the San Jose Mercury News Retirement Plan had

Muslim, “Discount Retailer Fred’s will Liquidate in Bankruptcy,” The Wall Street Journal, September 9, 2019: https://www.wsj.com/articles/freds-inc-files-for-voluntary-chapter-11-bankruptcy-11568034612

5 See SEC Form 14-a, Gannett Company, Inc., April 17, 2019:

https://www.sec.gov/Archives/edgar/data/1635718/000119312519109143/d632392ddefa14a.htm

6 See SEC Form 14-a, Gannett Company, Inc., April 17, 2019.

7 See Bernie Lunzer, Testimony Submitted for the Record, U.S. House Committee on Financial Services Hearing:

“America for Sale? An Examination of the Practices of Private Funds,” November 19, 2019:

https://newsguild.org/wp-content/uploads/2019/11/Testimony-House-Financial-Services-Committee-2019-

1119.pdf

8 Jonathan O'Connell, “The hedge fund trying to buy Gannett faces federal probe after investing newspaper workers’ pensions in its own funds,” The Washington Post, April 17, 2019:

https://www.washingtonpost.com/business/economy/the-hedge-fund-trying-to-buy-gannett-faces-federalinvestigation-

after-investing-newspaper-workers-pensions-in-its-own -funds/2019/04/17/6283bf90-4c15-11e9-

b79a-961983b7e0cd_story.html

9 IRS Form 5500, San Jose Mercury-News Retirement Plan, 2013-2017; IRS Form 5500, MediaNews Group Defined

Benefit Plan for Certain Employees Form, 2013-2017; IRS Form 5500, Denver Newspaper Pressmen’s Retirement

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

89.5% of its assets invested in Alden-managed funds, with 77.3% of the pension fund’s assets invested in the AGBPI Fund alone.10

Those pension fund investments in Alden funds underperformed both the S&P 500 index and a 60/40 stock/bond index fund.11 By investing pension fund assets in its own funds, Alden may have violated its fiduciary duty to the pension funds and their participants.

The pension investments have triggered federal scrutiny. In April 2019, a spokesman for Alden confirmed that the hedge fund was being investigated by the U.S. Department of Labor for management of the pensions.12

Converting MediaNews Group into a hedge fund

Under Alden’s ownership, MediaNews Group has, in effect, converted itself into a hedge fund, investing its balance-sheet capital in unrelated companies and assets.

For example, between 2016 and 2018, MediaNews Group invested approximately $168 million in shares of Fred’s,13 a discount pharmacy chain that recently filed for bankruptcy and liquidation.14 Under Alden’s stewardship, MediaNews Group made a money-losing investment in an unrelated retail chain.

In the last few years, MediaNews Group also has invested in online job site owner Monster Worldwide15, coal miner Peabody Energy16, Payless Holdings debt17, Gannett Inc.18, New Media Investment Inc.,19 and Alden’s own Alden Global CRE Opportunities Master Fund LP.20

Plan, IRS Form 5500, Denver Newspaper Mailers’ Retirement Plan, 2013-2017; IRS Form 5500, Denver Typographical Union Retirement Plan, 2013-2017. Available at https://www.efast.dol.gov/portal/app/disseminatePublic?execution=e7s1

10 IRS Form 5500, San Jose Mercury-News Retirement Plan, 2015.

11 See letter from Jon Schleuss to Heath Freeman and Randall Smith, Alden Global Capital, April 7, 2020: https://dfmworkers.org/wp-content/uploads/2020/04/Letter-from-Jon-Schleuss-to-Alden-Global-Capital-repensions-1.pdf

12 Jonathan O’Connell, “The hedge fund trying to buy Gannett.”

13 SEC Form SC 13D, Fred’s, Inc., December 22, 2016: https://www.sec.gov/Archives/edgar/data/724571/000092189518002863/sc13da608392006_10262018.htm; SEC

Form 13D/A, October 31, 2018:

https://www.sec.gov/Archives/edgar/data/724571/000092189518002889/sc13da708392006_10312018.htm

14 Nathan Bomey, “Fred's to close all of its stores in Chapter 11 bankruptcy liquidation,” USA Today, September 9,

2019: https://www.usatoday.com/story/money/2019/09/09/freds-chapter-11-bankruptcy-liquidation-storeclosings/2262477001/

15 SEC Form 13D, Monster Worldwide, Inc., October 24, 2016:

https://www.sec.gov/Archives/edgar/data/1020416/000090266416008507/p16-2007sc13da.htm

16 SEC Form 424B5, Peabody Energy Corporation, August 21, 2017:

https://www.sec.gov/Archives/edgar/data/1064728/000119312517263781/d444294d424b5.htm

“Application the Debtors Pursuant to 11 U.S.C. §§ 105(a) and 363(b) to (I) Retain Alvarez & Marsal North America,

LLC as a Consultant,”

17 In re: Payless Holdings, et al., U.S. Bankruptcy Court Eastern District of Missouri, March 20,

2019 (Docket #625): https://cases.primeclerk.com/pss/Home-DocketInfo

18 SEC Form 13D, MNG Enterprises, Inc. and Gannett Company, Inc., April 29, 2019:

https://www.sec.gov/Archives/edgar/data/1635718/000092189519001195/sc13da212121002_04262019.htm

Sale of MediaNews Group real estate to Alden-affiliated Twenty Lake Holdings

In 2013, Alden affiliate Twenty Lake Holdings began taking ownership of some of the real estate owned by MediaNews Group newspapers. In at least one case, MNG sold the newspapers’ real estate to Twenty Lake and then leased back all or part of the space. After MediaNews Group acquired The Denver Post, it sold the newspaper’s printing plant and its offices to Twenty Lake Holdings. The Post is now a tenant of Alden-controlled Twenty Lake Holdings.21

3. Alden Global Capital has seen substantial declines in assets and staff and is ill-suited to turn Tribune Publishing Company around

Alden Global has itself faced substantial cuts to its staff and declines in its assets under management in recent years, raising questions about whether it is positioned to turn Tribune around.

Rather than more investors entrusting Alden with their capital, the hedge fund firm’s assets under management (AUM) have declined by 64% since early 2017 – from $2.123 billion in 2017 to $764.7 million earlier this year.22

Alden’s staff has also declined dramatically – from 22 employees in 2017 to 10 this year, with just four of those employees performing investment advisory functions.23 Rather than being Tribune Publishing

Company’s savior, Alden may lack the capacity to turn Tribune around.

Given the fate of Hostess Brands, Fred’s Inc., and Payless, it is reasonable to ask what fate awaits Tribune Publishing under Alden Global Capital’s influence and with Mr. Minnetian and Ms. Needleman on the Board of Directors.

For these reasons we urge you to vote no on the election of Mr. Christopher Minnetian and Ms. Dana Goldsmith Needleman to the Board of Directors of Tribune Publishing Company.

Sincerely,

Jon Schleuss

NewsGuild-CWA President

19 SEC for 13D, MNG Enterprises, Inc. and Gannett Company, Inc., August 9, 2019: https://www.sec.gov/Archives/edgar/data/1579684/000119380519000721/sc13d12121001_08092019.htm

20 “Defendant’s Answer to Verified Complaint for Relief Pursuant to 8 Delaware Code Section 220 to Compel Inspection of Books and Records,” Sola Ltd. and Ultra Master Ltd. v. MNG Enterprises, Inc., Delaware Court of

Chancery, No. 2018-0134-VCS, available at: https://dfmworkers.org/wpcontent/

uploads/2018/03/MNGresponse.pdf

21 Jonathan O'Connell and Emma Brown “A hedge fund’s ‘mercenary’ strategy: Buy newspapers, slash jobs, sell the buildings,” The Washington Post, Feb 11, 2019: https://www.washingtonpost.com/business/economy/a-hedgefunds-

mercenary-strategy-buy-newspapers-slash-jobs-sell-the-buildings/2019/02/11/f2c0c78a-1f59-11e9-8e21-

59a09ff1e2a1_story.html

22 SEC Form ADV, Alden Global Capital, March 31, 2017. SEC Form ADV, Alden Global Capital, March 30, 2020: bhttps://reports.adviserinfo.sec.gov/reports/ADV/161333/PDF/161333.pdf

23 SEC Form ADV, Alden Global Capital, March 31, 2017. SEC Form ADV, Alden Global Capital, March 30, 2020.